News Release	No. 11-206 April 12, 2011

Global Exploration Update Platinum Group Metals Ltd

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) will be active in platinum exploration on multiple projects in South Africa and Canada for the balance of 2011. Six exploration drilling programs targeting platinum are currently underway or are planned to commence shortly on four properties in South Africa and two properties in Canada.

In addition to its platinum mine construction currently underway at the WBJV Project 1, (74% owned, See News Release April 4, 2011) Platinum Group Metals will have exposure to global exploration budgets of approximately $5 million this year including 3 projects to be funded by joint venture partners in South Africa and an initial exploration budget in Canada of $2 million funded by Platinum Group.

R. Michael Jones, President of Platinum Group Metals said, “We see the balance of 2011 as a pivotal growth period for the company. In addition to building a 275,000 ounce per year Platinum mine we have a very active exploration profile. Exploration at the mine site is also ongoing.  The diversification of our platinum exposure and exploration upside are distinguishing features of our company compared to the other North American listed platinum companies. No other North American listed platinum company has large scale mine exposure in South Africa, active exploration in South Africa and an active Canadian exploration program on multiple projects. Our management team has a track record of multiple mine discoveries in precious metals and it is exciting to be on the hunt again for more platinum.”

Canada

The Company has re-activated its Canadian exploration program, near Thunder Bay, Ontario and added 12 new properties covering at total of 532 square kilometers, bringing the company’s holdings to 637 square kilometers. Platinum Group has acquired the majority of its new properties by staking over the past 4 months, utilizing in-house compilation and modeling of geophysics, geochemistry and work completed by the company in the area over the past 10 years.

All of the new properties are targeted on a new mineralization type where contained platinum is equal or greater than palladium. Platinum Group continues to hold a large land position targeted on the older intrusion rock type like that at North American Palladium’s Lac des Iles Mine where palladium is the dominant platinum group metal, or “PGM”. Historically, North American deposits have been dominated by palladium rather than rarer and more valuable platinum. Some new exploration in the Thunder Bay area has demonstrated previously unexplored potential for platinum in pipe like intrusions or conduits. Platinum Group Metals plans to be a major participant in exploration for this new deposit type in this area.

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Two 100% owned properties have advanced to an initial drill testing phase based on a recently completed airborne geophysics survey combined with ongoing geology and geochemistry compilation. In addition, Platinum Group has a 75% option from Benton Resources on the Bark Lake Project where surface samples have found platinum dominant mineralization in boulders. Platinum Group has added to this property area with 100% owned claims and is continuing with surface work to target future drilling in the region for late 2011.

South Africa

WBJV Project 1

The WBJV partners have approved and recently completed approximately $1 million of drilling in and around the mine area for detailed mine planning and the testing of areas that were not accessible prior to the purchase of all of the surface rights over the mine, (now complete). The WBJV P1 mine plan and feasibility study focuses on Merensky Reef for the first 16 years and the UG-2 platinum bearing reef is deferred until the end of the mine plan. The potential of shallow UG-2 outside the Merensky mining areas is being investigated. Assays are pending.

Sable Joint Venture

This large land position, acquired by Prospecting Permit Application by Platinum Group, adjoins the position of Xstrata at the Eland Platinum mine at the east end of the Western Limb of the Bushveld Complex.  Geological mapping and soil sampling has been completed. Drilling has now advanced to the fourth hole and is continuing. Assays are pending.

Sable Platinum (a private South African company) can earn a 51% interest in the property and if completed Platinum Group would reduce to a 23% interest following 42 million Rand (US $6 million) of exploration expenditures.

Waterberg Joint Venture – JOGMEC- JV

Drilling of the first hole on the Waterberg Project in late 2010 has identified a new extension of the Bushveld Complex northward, under cover rocks, and this first intercept provides a vector for further drilling. The area was targeted for an exploration Prospecting Permit Application by Platinum Group based on geophysics and regional geology.  The addition of further areas in the Prospecting Permit was concluded in January 2011 following initial area geochemistry and geophysics by Platinum Group. Platinum Group Metals Ltd will retain a 37% interest if JOGMEC completes their earn-in on this Project by spending US $3.2 million.  Platinum Group is the operator for the Waterberg JV.

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War Springs – JOGMEC JV

To November 30, 2010 JOGMEC had completed work valued at $2.56 million on War Springs.  JOGMEC can earn a 35% project interest in War Springs by spending US $10 million for exploration.  If completed, Platinum Group would hold a 35% interest and BEE interests 26%.

Drilling is planned to continue at War Springs. JOGMEC budgets for Q2 2011 are in the planning stage. Platinum Group is the operator of the War Springs joint venture.

Qualified Person Quality Control and Assurance, Verification

The non independent qualified person for this news release is the CEO, R. Michael Jones, P.Eng. He has relevant experience over the past 10 years and has verified the data by direct involvement in supervision of the programs and data. Assays have been taken using the Company QA/QC program as previously described.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations. Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development.

The founders of Platinum Group Metals are also the co-founders of MAG Silver and West Timmins Mining (sold to Lakeshore Gold). These companies have discovered silver and gold mines respectively.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

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Platinum Group Metals – Projects Canada

PLATINUM GROUP METALS
PLG:NYSE AMEX
PTM:TSX
90°0'0"W
89°30'0"W
89°0'0"W
88°30'0"W
88°0'0"W
49°30'0"N
49°0'0"N
N
Lake Nipigon
Lac des Iles PGM Mine & 5 Mtpa Concentrator
Triangle
Badger
North Y
Right Angle
Dog River
Disraeli
Taman East
Taman
Whitefin
LDI Targets
Orbit
Magma Metals Ni-Cu-PGM discovery
Cold Case
Quetico Fault
Mafic-Ultramafic Intrusive Complex
Bark Lake platinum-palladium project
0
10
20 Km
Q-West
Diagonal
PLG/PTM Claims
Primary Highway

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Platinum Group Metals - Projects RSA

PLATINUM GROUP METALS
26°0'0"E
27°0'0"E
28°0'0"E
29°0'0"E
30°0'0"E
-24°0'0"S
-25°0'0"S
N
Waterberg
Tweespalk
Polokwane
Tzaneen
Mokopane
Warsprings
Naboomspruit
Gaborone
Northam & Amandelbult
Thabazimbi
Union
Northam
Belabela (Warm Baths)
Jane Furse
Marble Hall
Groblersdal
Roossenekal
Lydenburg
Dullstroom
Maseve Investments 11
Pretoria Project
Rustenburg
BRPM
Impala
Kroondal
Marikana & Lonmin
Hartbeespoort Dam
Pretoria
Xstrata Eland Platinum mine
Middelburg
Belfast
Witbank
Johannesburg
Ventersdorp
Heidelberg
Secunda
Kathu
Olifantshoek
Rustenburg ± 500 Km
Groenwater Project
Postmasburg
0
50
100 Km
Projects PTM RSA
Concentrators
Mine Boundaries (Total BIC)
Acid Phase
Critical Zone
Pilanesburg_Alkali_Complex
Towns
Dams_Lakes
Roads